UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of April, 2007

COLES GROUP LIMITED

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Tuesday, 3 April 2007

Ownership review update

Coles Group Limited said today that it had received a conditional proposal from Wesfarmers Limited to acquire all of the issued shares in the Company for an indicative price of $16.47 per share. The proposal would allow shareholders to retain the 19.5 cent dividend declared on March 26 2007.

Wesfarmers had also advised that it now has voting power over 11.3 percent of Coles Group shares.

Coles Group Chairman Rick Allert said Wesfarmers' proposal, if implemented, would be by way of a scheme of arrangement that would allow shareholders to choose between an all cash offer and a mix of cash and Wesfarmers' scrip.

Mr Allert said Wesfarmers had described its proposal as non-binding, indicative, incomplete and as expressing its current intentions only. The Wesfarmers proposal was also submitted on the basis of immediate commencement of due diligence.

Mr Allert said Coles Group would now enter into discussions with Wesfarmers with a view to agreeing an accelerated timetable for due diligence.

"Wesfarmers' proposal for the whole of the Company reinforces our view that we have a set of unique and very valuable businesses in the Coles Group.

"The level of interest in these assets remains high and we are committed to maximising value for our shareholders by continuing to run a competitive process," Mr Allert said.

Mr Allert said the Company would keep shareholders updated about progress concerning the ownership review.

More information:

Analysts: Anastasia Crisafi +61 3 9829 4521

Media: Scott Whiffin +61 3 9829 5548

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES GROUP LIMITED

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date April 5, 2007